Mail Stop 3561


November 4, 2005


Kambiz Mahdi
Probe Manufacturing, Inc.
3050 Pullman Street
Costa Mesa, CA 92626

      	Re:	Probe Manufacturing, Inc.
      		Amendments No. 4 and 5 to Form SB-2
      		File No. 333-125678
      		Filed October 14, 2005 and October 26, 2005

Dear Mr. Mahdi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

1. We note certain terms, such as "Selling Stockholders,"
"Prospectus," "Products," and "Outside Design Manufacturing," are still unnecessarily capitalized. Please revise to avoid capitalizing any commonly understood terms.

2. Please avoid using all-capitalized text in your prospectus, particular in the subheadings in the Risk Factors section.

The Offering, page 5

3. Revise the last sentence of the first paragraph on page 6 to clarify that you are not registering for resale the common stock underlying the warrants.

Summary Financial Information, page 7
4. Please refer to the response to prior comment 13. The net loss per share and weighted average number of common stock outstanding presented on page 7 for fiscal year 2004 does not agree with the information presented in the financial statements on pages F-2 and F-
3.  Please revise as necessary.

Our ODM products currently compete with current and prospective products..., page 13

5. We note your statement that "OEMs are aware that they are financing future competition but they have no choice if they are to compete in today`s existing market." Provide supplemental support for this assertion; otherwise, delete the statement.

Selling Security Holders, page 18
6. You continue to disclose the number of shares beneficially owned
by the selling security holders without taking into account any shares issuable pursuant to the conversion or exercise of another security. In this regard, we note from your original filing that many of the selling shareholders also hold warrants to purchase shares of your common stock or preferred stock that is convertible into shares of your common stock. In accordance with Rule 13d-3 of the Exchange Act, your calculation of each individual`s beneficial ownership should include shares underlying the warrants that are exercisable and preferred stock that is convertible now or within 60 days, regardless of whether you are registering the overlying securities pursuant to the registration statement. As a result, please revise the "Number of Shares Beneficially Owned..." columns in the selling shareholder table to comply with Rule 13d-3, as requested in prior comment 33. Also revise the beneficial ownership table beginning on page 28, including the inaccurate statement made in note
(1) to the table.

7. We note your response to prior comment 34. In your response letter, please tell us if any consideration was given to those shareholders who returned their shares to Probe.

8. Please clarify what the company means by "Material Requirement
Planning."  Is this a defined term?  Why is it capitalized?

Directors, Executive Officers, Significant Employees, and Control
Persons, page 27

9. We note your response to prior comment 44. Please refer to Item
401 of Regulation S-B, which requires disclosure of a director`s business experience for the past five years, and include the disclosure requested in our prior comment (i.e., the specific positions, and corresponding dates, held by Mr. Benner for the past five years).

Management`s Discussion and Analysis, page 39

10. We note your response to our prior comment 55 and, in
particular,
the revised Overview section.  Note that your Overview section should
focus on discussing the most important matters that management considers when evaluating the company`s financial condition and operating performance. As suggested in Release No. 33-8350, consider identifying and discussing key performance indicators, including non-
financial performance indicators, that management uses to manage its
business and that would be material to investors. The Overview section should also focus on discussing the key challenges or trends
that management foresees.   Please revise to provide the
information
described above.

11. We note the statement that you will increase revenue by "making sure we bill for everything of value we do." In your response letter, please expand the meaning of this statement. Has the company historically encountered problems with its billing and collection? How does the company intend to "mak[e] sure" it bills for "everything of value [it] do[es]."

Results of Operations, page 44

12. Please expand your explanation of the nature of the "pricing pressures from Newport corporation and Celerity" and how these pressures resulted in the decrease in gross profits.







Financial Statements

Independent Auditors` Report, page F-1
13. Please refer to the response to prior comment 77. Please convey our request to your prior auditors, Michael Johnson & Company, LLC, to revise their report to make reference to the Standards of the Public Company Accounting Oversight Board in accordance with auditing standard no. 1 of the PCAOB.

Revenue recognition
14. We note your response to prior comment 85. Since your shipping terms are FOB destination, the title and risk and rewards of the product are not transferred to the customer until delivery.
Please
revise your revenue recognition policy and financial statements to recognize revenue when the product is delivered to the customer or explain why your current method is appropriate.

Note 9.  Capital stock
Preferred stock
15. We note that the Series A and Series B convertible stock have conversion prices based on the market value of your common stock or the number of shares outstanding at the conversion date. Tell us how you applied the guidance in EITF 98-5 and EITF 00-27 in evaluating whether your preferred stock has a beneficial conversion option.

Warrants
16. Disclose the terms of the 1,800,000 warrants granted during
2003
and include the agreement as an exhibit to the registration statement. We may have additional comments.
17. You disclose a one-time warranty cost adjustment of $50,000 in the overview of MD&A. Identify for us the warrants that you adjusted and tell us how you are accounting for these warrants.
18. We note that your Series A convertible preferred stock has a feature whereby it converts into 0.1% of your outstanding common shares on the date of conversion. It appears this feature allows for an indeterminate amount of shares to be issued, since there is no cap on the potential number of shares to be issued upon conversion and the amount of shares issuable upon conversion varies based on the number of common shares outstanding. Paragraph 20 of EITF 00-19 states that "if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares, and therefore net-share settlement is not within the control of the company." Since net-share settlement is not within the control of the company, the contract would be accounted for as a liability at fair value, pursuant to EITF 00-19, with changes in fair value recorded through earnings. It does not appear that the conversion feature embedded within the Series A convertible preferred stock would qualify for bifurcation under paragraph 12 of SFAS 133 due to the failure of paragraph 6(c) of SFAS
133. However, as a result of the conversion feature in your Series A convertible preferred stock, it appears that you may be unable to conclude that you have sufficient authorized and unissued shares outstanding to settle any contracts that are within the scope of EITF
00-19 and that are to be settled in shares, including any outstanding warrants or other convertible securities that are subject to EITF 00-
19.

As a result of the above, please tell us how you concluded that the warrants qualify for equity classification. In this regard, we note that paragraph 24 of EITF 00-19 states that if you have a contract that does not have a limit on the number of shares that could be delivered upon net settlement (Series A preferred stock), you would be precluded from concluding that you have sufficient shares authorized and unissued to net-share other contracts subject to EITF
00-19 as a result of the absence of a cap in another contract

Item 27. Exhibits
19. We are unable to find each listed exhibit on EDGAR where you indicate that such exhibit has been "filed herewith." Please clearly indicate the date and the location of each exhibit filed. Please refer to Item 601(a)(2) of Regulation S-B for additional guidance.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia at (202) 551-3353 or Terry French at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at
(202) 551-3372, Michele M. Anderson, Legal Branch Chief, at (202) 551-3833, or me at (202) 551-3810 with any other questions.


Sincerely,



Assistant Director
Larry Spirgel

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Kambiz Mahdi
Probe Manufacturing, Inc.
November 4, 2005
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